Exhibit 99.5

DRAGONWAVE INC.

(the “Company”)

CERTIFICATE OF OFFICER

RE:                          Special meeting of holders of restricted voting shares of the Company to be held on Tuesday, January 26, 2016 (the “Meeting”)

The undersigned, Patrick Houston, being the Interim Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)                               the Company has relied on section 2.20 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”) in connection with the abridgement of certain of the time periods specified in the Instrument in respect of the Meeting;

(b)                               the Company has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)                                the Company has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED December 21, 2015

By:	/s/ Patrick Houston
Name: Patrick Houston
Title: Interim Chief Financial Officer